UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains an ad hoc release pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) published by Deutsche Bank AG on February 26, 2013.

Deutsche Bank convenes Extraordinary General Meeting to confirm contested resolutions of the Annual General Meeting 2012

Frankfurt am Main, 26 February 2013 - Today, the Management Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) decided to convene an Extraordinary General Meeting for April 11, 2013, in Frankfurt am Main, in order to confirm the contested resolutions of the Annual General Meeting 2012. Various plaintiffs had contested, among other matters, resolutions of the Annual General Meeting 2012 regarding Agenda Items 2 (Appropriation of distributable profit), 5 (Election of the auditor) and 9 (Election of three shareholder representatives to the Supervisory Board). In a decision the Frankfurt am Main District Court granted the specified actions of the plaintiffs on December 18, 2012. Deutsche Bank has appealed this decision.

Deutsche Bank’s Management Board decided to convene an Extraordinary General Meeting in order to establish the required legal certainty and to ensure that the Bank can hold its next regular Annual General Meeting as planned on May 23, 2013. The invitation to the Extraordinary General Meeting on April 11, 2013, will be sent in due time in accordance with the statutory requirements.

Deutsche Bank will postpone the publication of its Annual Report 2012 and Form 20-F until mid-April 2013, following the Extraordinary General Meeting.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: February 27, 2013

	By:	/s/ Charlotte Jones
	Name:	Charlotte Jones
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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